UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

ARCUTIS BIOTHERAPEUTICS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
03969K108
(CUSIP Number of Class of Securities)
Todd Franklin Watanabe
President and Chief Executive Officer
Arcutis Biotherapeutics, Inc.
3027 Townsgate Road, Suite 300
Westlake Village, CA 91361
(805) 418-5006
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Ross McAloon Shayne Kennedy Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, CA 92626 (714) 540-1235	Mas Matsuda General Counsel and Corporate Secretary 3027 Townsgate Road, Suite 300 Westlake Village, CA 91361 (805) 418-5006

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Amendment No. 1 to Schedule TO
This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 16, 2024 (the “Schedule TO”), by Arcutis Biotherapeutics, Inc., a Delaware corporation (the “Company”), relating to the offer by the Company to certain employee and consultants to exchange certain outstanding eligible stock options to purchase up to an aggregate of 5,108,908 shares of the Company’s common stock, par value $0.0001 per share, for a lesser number of new restricted stock units, calculated in accordance with specified exchange ratios. This Amendment is made to amend and supplement the Offer to Exchange, dated January 16, 2024 (the “Offer to Exchange”), filed as Exhibit (a)(1)(i) to the Schedule TO and responses to certain items of the Schedule TO.
Only those items that are amended are reported in this Amendment. Except as specifically set forth herein, the information set forth in the Schedule TO and the Offer to Exchange remains unchanged and this Amendment does not modify any of the information previously reported in the Schedule TO and in the Offer to Exchange. You should read this Amendment together with the Schedule TO and its exhibits. All capitalized terms used herein have the same meanings as given in the Schedule TO and the Offer to Exchange.
Amendments to the Offer to Exchange
The Offer to Exchange and the corresponding Items of the Schedule TO into which such information is incorporated by reference are hereby amended as follows:
In Section 6 of the Offer to Exchange entitled “Conditions of this Offer,” the subsection (c) is amended and restated as follows:
“(c) there shall have occurred:
(i)     any general suspension of trading in securities on any national securities exchange or in the over-the-counter market in the United States;
(ii)    the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;
(iii)    [Reserved];
(iv)     [Reserved];
(v)     [Reserved];
(vi)     in the case of any of the foregoing existing at the time of the commencement of this Offer, a material acceleration or worsening thereof;
(vii)     any increase or decrease of greater than 33% of the market price of shares of our Common Stock that occurs during the tender offer as measured from $3.64, which was the closing price of shares of our Common Stock on the Nasdaq Global Select Market on January 12, 2024; or
(viii) any decline in either Nasdaq Composite Index or the Standard and Poor’s Index of 500 Companies by an amount in excess of 10% measured during any time period after the close of business on the date of commencement of the Offer; or”

In Section 14 of the Offer to Exchange entitled “Extension of Offer; Termination; Amendment,” the fourth paragraph is amended and restated as follows:
“Amendments to this Offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m. Eastern Time on the next U.S. business day after the last previously scheduled or announced Offer Expiration Date. Any public announcement made pursuant to this Offer will be disseminated promptly to Eligible Option holders in a manner reasonably designed to inform option holders of such change.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2024	Arcutis Biotherapeutics, Inc.

	By:	/s/ Mas Matsuda
Name: Mas Matsuda
Title: General Counsel and Corporate Secretary

INDEX OF EXHIBITS

Exhibit Number	Exhibit Description

(a)(1)(i)*	Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, dated January 16, 2024
(a)(1)(ii)*	Form of Initial Email Communication
(a)(1)(iii)*	Terms of Election
(a)(1)(iv)*	Form of Email Confirmation to Eligible Employees and Consultants
(a)(1)(v)*	Form of Reminder Email Communications
(a)(1)(vi)*	Screenshots of Option Exchange Website
(a)(1)(vii)*	Option Exchange Frequently Asked Questions
(a)(1)(viii)*	Option Exchange Presentation to Employees and Consultants
(a)(1)(ix)*	Communication to Eligible Participants (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on January 11, 2024)
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Not applicable
(b)	Not applicable
(d)(1)*
2017 Equity Incentive Award Plan and forms of award agreements (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1, as filed with the SEC on January 6, 2020)

(d)(2)*
Arcutis Biotherapeutics, Inc. 2020 Equity Incentive Plan and forms of award agreements (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1/A, as filed with the SEC on January 21, 2020)

(d)(3)*
Arcutis Biotherapeutics, Inc. 2022 Employment Inducement Incentive Plan and forms of award agreements (incorporated herein by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K, as filed with the SEC on February 22, 2022)

(g)	Not applicable
(h)	Not applicable
107*	Filing Fee Table
*	Previously filed with the Tender Offer Statement on Schedule TO on January 16, 2024.